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FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of  July, 2003

Commission File Number  28980

ROYAL STANDARD MINERALS INC. (Translation of registrant's name into English)
3258 MOB NECK ROAD, HEATHSVILLE, VIRGINIA 22473 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F...X..... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No ..X...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Royal Standard Minerals Inc. (Registrant)
By:\s\ Roland M. Larsen (Signature)*
President & CEO

Date   July 7, 2003

* Print the name and title of the signing officer under his signature.

ROYAL STANDARD MINERALS INC.

C.U.S.I.P. # 780919
Listed: Standard & Poors

TSX.V:RSM OTCBB:RYSMF

FOR IMMEDIATE RELEASE

SPARKS, NEVADA, July 2, 2003, Royal Standard Minerals Inc. is pleased to announce the appointment of two individuals to the Board of Directors of Royal Standard Minerals Inc. to include Messrs. Edward J. Badida and Edward Max Baker increasing the board to six members.

Dr. Baker is a Vancouver based exploration geologist with over 25 years of international experience. He was previously Chief Geologist with Newcrest and MIM (South America). He is an Australian educated geologist with extensive experience in the epithermal, porphyry-, skarn-, mesothermal-and Carlin-type gold-copper deposits throughout the Tertiary volcanic/Plutonic Arcs of Central and South America, Southeast Asia and Europe. During his career he has worked on many significant deposits and mining districts in these regions and Australia. RSM is pleased to have the opportunity to have Dr. Baker associated with the Company, his considerable experience and mining industry relationships will undoubtly benefit the Company and ultimately our shareholders.

Mr. Badida, Chartered Accountant, will also function as the CFO of the Company. He has had a long history of involvement with small-capitalized companies over the past 30 years. Mr. Badida’s background as CFO includes experience with Denison Mines Ltd. and a number of smaller natural resources companies.

RSM is an exploration and pre-development company with advanced gold projects in Nevada.

The Canadian Venture Exchange does not accept responsibility for adequacy or accuracy of this release as per Exchange Policy 3.3 section 6.5.

Royal Standard Minerals cautions that the statements made in this press release and other forward looking statements made on behalf of the Company may be affected by such other factors including, but not limited to, volatility of mineral prices, product demand, market competition, imprecision of mineral estimates, and other risks detailed herein and from time to time in the Securities and Exchange Commission filings of the Company.

For more information

Please call Roland Larsen @ (804) 580-8107 or FAX @ (804) 580-4132

Visit our website at Royal-Standard.com